aB 9/2

15027643

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67859

SEC MAIL PROCESSING RECEIVED AUG 3 1 2015 WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nobles & Richards, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Plano Parkway, Suite 220
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – if individual, state last, first, middle name)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TZ 9/2

OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nobles & Richards, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ROSS TOWNSLEY
My Commission Expires
November 8, 2017

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOBLES & RICHARDS, INC.

FINANCIAL REPORT

JUNE 30, 2015

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. (a Texas corporation) as of June 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2015

ASSETS	
Cash	$ 69,425
Accounts receivable	49,184
Other asset	20
TOTAL ASSETS	$ 118,629
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 23,982
Income taxes payable	2,500
Commissions and salaries payable	57,122
Total Liabilities	83,604
Stockholders' Equity	
Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	30,000
Retained earnings	4,025
TOTAL STOCKHOLDERS' EQUITY	35,025
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 118,629

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2015

Revenue	
Investment banking revenues	$ 2,897,247
Reimbursed expenses	36,694
Other income	8,472
TOTAL REVENUE	2,942,413
Expenses	
Compensation and related costs	$ 2,845,767
Occupancy and equipment	13,469
Professional fees	36,206
Regulatory fees	25,377
Other expenses	8,523
TOTAL EXPENSES	2,929,342
INCOME BEFORE TAXES	13,071
FEDERAL INCOME TAXES	2,500
NET INCOME	$ 10,571

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2015

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at June 30, 2014	1,000	$ 1,000	$ 30,000	$ (6,546)	$ 24,454
Net Income	-	-	-	10,571	10,571
Balances at June 30, 2015	1,000	$ 1,000	$ 30,000	$ 4,025	$ 35,025

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2015

Cash flows from operating activities:

Net income	$ 10,571
Adjustments to reconcile net income to net cash provided operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	3,993
Increase in accounts payable and accrued expenses	14,341
Increase in commissions and salaries payable	6,167
Increase in income taxes payable	2,500
Net cash provided by operating activities	37,572
Cash at beginning of year	31,853
Cash at end of year	$ 69,425

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests, tax shelters or limited partnerships in primary distributions, and private placements of securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company provides products, licensing and compliance services to its registered representatives. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for all of their licensing and operating expenses, and generally reimburse the Company for these and other expenses incurred by the Company on their behalf. Our revenues would be an upfront set-up/due diligence fee plus a net volume fee of 2% to 3% of offerings sold, depending upon the complexity and the availability of in house supervisory personnel (registered principals). The Company's registered representatives and customers are located primarily in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Investment Banking Revenues

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Reimbursed Expenses

Reimbursed expenses consist primarily of reimbursements of payroll, licensing, occupancy and professional fee expenses incurred by the Company on behalf of the issuers whose securities they are placing and are recorded at the time the expenses are incurred.

Income Taxes

As of June 30, 2015, open Federal tax years subject to examination include the tax years ended June 30, 2012 through June 30, 2014.

The Company is also subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015, the Company had net capital of $13,821, which was $8,247 in excess of its net capital requirement of $5,568. Its ratio of aggregate indebtedness to net capital at June 30, 2015 was 6.05 to 1.

Note 3 - Commitments and Contingencies

Office Lease

The Company currently leases office space for $1,000 per month on a month-to-month basis. Rent expense totaled $12,000 for the year ended June 30, 2015.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOBLES & RICHARDS, INC.
Notes to Financial Statements
June 30, 2014

Note 4 - Concentration of Credit Risk and Revenue

The Company has $35,000, or 71% of accounts receivable and approximately 30% of its total assets, due from one issuer at June 30, 2015.

Investment banking revenues from the sale of interests in private placement offerings and expense reimbursements from two issuers accounted for substantially all of the Company's revenue for the year ended June 30, 2015.

One of the Company's registered representatives generated approximately 60% of the Company's investment banking revenues and accounted for approximately 60% of the Company's compensation and related costs for the year ended June 30, 2015.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2015, through August 19, 2015, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2015

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 35,025
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	21,184
Other assets	20
Total deductions and/or charges	21,204
Net Capital	$ 13,821
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 23,982
Federal income taxes payable	2,500
Commissions and salaries payable	57,122
Total aggregate indebtedness	$ 83,604
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,574
Net capital in excess of minimum requirement	$ 8,247
Ratio of aggregate indebtedness to net capital	6.05

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's FOCUS report (Part IIA)	$ 13,821
Decrease in stockholder's equity due to increase in contractor compensation	(3,000)
Decrease in non-allowable assets	3,000
Net capital as computed above (no change)	$ 13,821

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests, tax shelters or limited partnerships in primary distributions, and private placements of securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nobles & Richards, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nobles & Richards, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (2) Nobles & Richards, Inc. stated that Nobles & Richards, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
(Member of FINRA)

Nobles & Richards, Inc.'s Exemption Report

Nobles & Richards, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)].

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k(2)(i) throughout the most recent fiscal year without exception.

NOBLES & RICHARDS, INC.

I, James R. Richards, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James R. Richards

Title: Financial and Operations Principal

Dated August 6, 2015

801 E. Plano Parkway, Suite 220, Plano, Texas 75074
Phone (214) 642-6603 Fax (214) 279-0180

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Nobles & Richards, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Nobles & Richards, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nobles & Richards, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nobles & Richards, Inc.'s management is responsible for Nobles & Richards, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (no payments), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 19, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067859 FINRA JUN
NOBLES & RICHARDS INC
801 E PLANO PKWY STE 220
PLANO TX 75074-6764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James R. Richards
214-533-6822

2. A. General Assessment (item 2e from page 2) $ 1,310.06

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (4,878.00)

D. Assessment balance due or (overpayment) (3,567.94)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (3,567.94)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(3,567.94)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nobles & Richards, Inc.
(Name of Corporation, Partnership or other organization)

James R. Richards
(Authorized Signature)

Dated the 11th day of August, 2015.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,938,584
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Commissions, Expense Reimbursements - See worksheet attached. (Deductions in excess of $100,000 require documentation)	2,414,562
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 524,022
2e. General Assessment @ .0025	$ 1,310.06 (to page 1, line 2.A.)

Nobles & Richards, Inc.
Worksheet for SIPC-7 Filing

	Revenues	Commission	Reimbursed
	Focus Part IIA	Expense	Expenses
	Line 9	QB Books	QB Books
30-Sep-14	707,578	577,149	-
31-Dec-14	1,194,145	976,372	-
31-Mar-15	522,819	423,909	10,876
30-Jun-15	514,042	400,439	25,817
Total	2,938,584	2,377,869	+ 36,693 = 2,414,562